FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

July 21, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 21, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports initial mineral resource estimate for Pampa el Toro Iron Sands Deposit in SW Peru.

Item 5.	Full Description of Material Change

The Issuer reports that it has received an initial mineral resource estimate for the Pampa El Toro Iron Sands deposit in south-western Peru from SRK Consulting (South Africa) Inc. (SRK).  Indicated and inferred resources have been defined over an approximate area of 1,595 hectares (approximately 13% of the total 12,200 hectare Pampa El Toro concession area, Figure 1), and only to a nominal depth of 30 metres from surface, as follows:

Category	Volume m3	Tonnes	Fe2O3%	TiO2%	V (ppm)
Indicated	133,608,000	241,831,000	6.66%	0.72%	172 ppm
Inferred	348,000,000	629,881,000	6.48%	0.70%	166 ppm

Although a 30-metre cut-off depth was selected by SRK – as a conceptual mining depth to provide a 30-year life-of-mine (LOM) – drill testing of dune sand has been undertaken up to 60 metres depth in certain drillholes and has returned similar grades.

Previous bulk testing in a pilot plant scale magnetic concentrator clearly demonstrated that iron mineralization readily upgrades from the ‘Run-Of-Mine’ grades outlined above to produce commercial grade iron concentrates of 65.1% Fe (see NR08-28).  Additionally, various melting/metallurgical studies since the project’s inception in 2005 indicates the resultant iron concentrate can be further upgraded to produce premium quality (+90% iron) Pig Iron with potentially payable titanium & vanadium reporting to the slag (see NR08-29).

Future Work

The Issuer, in cooperation with the U. S. Department of Energy (DOE)’s National Energy Technology Lab (NETL) in Albany, Oregon, is undertaking a pilot-scale melt test of ‘run-of mine’ iron concentrate designed to further test pig iron production on a commercial scale.  The tests are also producing slag material for ongoing by-product titanium and vanadium recovery tests underway at a different facility.

The Issuer will proceed with the advanced pyrometalurgical testing as outlined above as the results of this testing will add significant value in terms of potential high-quality pig-iron and titanium-vanadium co-products.

Resource Calculation and Assumptions

SRK generated a Mineral Resource Estimate based on the data supplied by the Issuer.  The effective date of the Pampa El Toro Resource Estimate Technical Report is 17 July, 2009.  No cut-off grade or capping has been applied to the resources due to the homogeneity of the grade.  Resources were classified in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards on Mineral Resources and Mineral Reserves.  The Resource Estimate was determined using 718 assay results (each representing 5 metre composite samples for the selected set of elements) from 112 drillholes.  The data was analysed and found to represent a single population of all elements.  There are strong correlations between the major economic elements (Fe2O3, TiO2, and V) that indicate a common genetic and depositional history.  This indicates that these elements are most likely contained within the same, or strongly associated, minerals.

The surface topography contours were used to generate a wireframe representation of the topography.  This surface was extrapolated vertically downwards by 30 metres, and used to constrain the depth extent of the Mineral Resource estimate.  The 30 metre cut-off depth was selected as a conceptual mining depth to provide a 30-year life-of-mine (LOM).  The dune sand has been analyzed to 60 metres below surface in certain drillholes and has been found to continue at similar grades, where such analysis was conducted.  This mineralization does not form part of the current Resource Estimate and further analysis would have to be conducted to verify the existence of continuous mineralization.

SRK generated and modeled experimental semi-variograms that indicate long range continuity in the major elements, but that also indicate a long range trend element within the deposit in a north-south direction.  Cross-validation tests conducted by SRK on the semi-variograms indicate that the modelled semi-variograms and the selected search neighbourhood parameters should provide robust estimates.  The assay and drillhole database and resource estimate was validated by SRK and found to be appropriate for the estimation of mineral resources.  SRK is not aware of any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues that would materially affect the mineral resources.

SRK created a block model with a block size equivalent to the nominal drillhole spacing of 250 metres horizontal (X and Y) directions, and 5 metres vertically.  The block model was rotated to approximately match the dip of the topographic surface, which coincided with the plane of best continuity.  In order to better model the volume and the topographic variations, the parent blocks were sub-divided into smaller blocks, with a minimum size in the X-Y plane of 6.25 metres by 6.25 metres.  The blocks were created to exactly match the intersection of the wireframe with the block center.  Only parent blocks were estimated.

The vertical (Z) continuity of mineralisation is significantly shorter than the lateral continuity, as would be expected from a deposit emplaced and reworked in thin sheets over time.  The search ellipsoid employed by SRK takes this into account using anisotropic search scaling, with the result that samples from adjacent boreholes are given a higher weighting than samples from the same borehole that occur above or below the block being estimated.  A minimum of four samples were required to estimate a block, and a maximum of 12 was used, to preserve some local variability in the grades.

The Issuer conducted the exploration program with a set of standard procedures, which aimed to monitor the quality of the sampling and assay results.  The standard procedures include submission of Certified Reference Materials to monitor the accuracy of the analyses, as well as the analysis of field and laboratory pulp duplicate samples to benchmark the sampling/sample splitting errors as well as the precision and repeatability of the analyses.  The quality control samples are checked before accepting the batch analytical results from the laboratory in order to control the quality of the data accepted in the exploration database.  The quality control samples indicate that there was no bias introduced in the samples splitting process, as field duplicates and pulp duplicates from the laboratory show very similar characteristics.  Analysis of the quality control sample results indicates that the analyses have been conducted to a high level of accuracy and precision, and are acceptable for use in Mineral Resource Estimation.

The Mineral Resources were classified on the basis of the confidence in the geological variation, the quality of the sampling and analytical results, drillhole spacing, and indicators of the quality of the estimation.  The central portion of the deposit, which is drilled on approximately 250 metre centres and has high quality estimates, was classified as an Indicated Mineral Resource.  The portion of the deposit surrounding this, drilled on approximately 500 metre centres and extending approximately 500 metres beyond the area drilled on 500 meter centres, is classified as an Inferred Mineral Resource.  A portion of the deposit in the north that is estimated to sufficient quality and drilled on approximately 500 metre centres was excluded from the Mineral Resource at the request of the Issuer because of permitting uncertainties.  Portions of the deposit that were estimated further than 500 metres from the 500 metre spaced drilling were also excluded from the Mineral Resources until further confirmatory work is completed to confirm the grades of the material.

A detailed description of the mineral resource estimate and other pertinent geological information related to the Pampa el Toro project will be included in a NI 43-101 compliant technical report being prepared for the Issuer by SRK which will be filed on SEDAR within 45 days of this material change report.

Qualified Persons and Quality Control/Quality Assurance

Mr. Mark Wanless, P. Geo, of SRK Consulting (South Africa) Inc., and a qualified person as defined by National Instrument 43-101, is responsible for all aspects of the mineral resource estimate for Pampa el Toro as outlined in this material change report.  Mr. Wanless is a resource geologist with over 13 years of experience, including considerable experience in mineral resource estimations, who has worked with clients to advance their projects from exploration through to basic engineering.  Both Mr. Wanless and SRK are independent of the Issuer under 43-101.

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release other than with respect to the mineral resource estimate.  Mr. Henderson is responsible for all on-site aspects of the work, including the quality control/quality assurance program.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex in Lima, Peru, for sample preparation, and subsequently shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by Cardero’s Senior Geochemist, Tansy O’Connor-Parsons, through the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Issuer personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are routinely forwarded to ACME and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration and testing programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated mineral resources at Pampa el Toro, the potential for further upgrading of the concentrate from Pampa el Toro, the potential for the commercial production of pig iron from Pampa el Toro concentrate, the potential for the commercial recovery of titanium and vanadium from the slag resulting from the processing of Pampa el Toro concentrate to make pig iron, the timing of any development at Pampa el Toro, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, adverse changes in the world prices for iron, titanium and/or vanadium, the Issuer’s inability to enter into appropriate off-take agreements for the potential products from any operation at Pampa el Toro, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, potential difficulties in adapting pilot scale operations and testing to commercial scale operations, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43 101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

July 23, 2009